Exhibit 99.3

Mega Matrix Inc. (NYSE American: MPU) December 5 2025

This presentation and other written or oral statements made from time to time by representatives of Mega Matrix Inc. (sometimes referred to as “Mega Matrix”) contains forward - looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward - looking statements. These forward - looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward - looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase Stablecoins and their Governance Token, Bitcoin or Ethereum at the price that we want; ability to reinitiate the ETH staking business, ability to implement the strategic expansion into the stablecoin sector, ability to obtain additional financing in the future to fund capital expenditures and our digital asset treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company's profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company's new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward - looking statements in this press release and the Company's future results of operations are subject to additional risks and uncertainties set forth under the heading "Risk Factors" in documents filed by the Company with the Securities and Exchange Commission ("SEC"), including the Company's latest annual report on Form 20 - F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in $ENA, Bitcoin and/or Ethereum, including Stablecoin Governance Token, Bitcoin's and Ethereum's volatility; and risk of implementing a new digital asset treasury reserve strategy. The Company undertakes no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward - looking statements, which speak only as of the date of this press release.

Investor Notice Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward - looking statements described under “Risk Factors” in our most recent annual report on Form 20 - F, filed with the SEC on March 28, 2025,and other SEC filings. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investments. The risks and uncertainties we described are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Industry and Market Data This Presentation has been prepared by the Company and its Representatives and includes market data and other statistical information from third - party industry publications and sources as well as from research reports prepared for other purposes. Although the Company believes these third - party sources are reliable as of their respective dates, none of the Company or any of its respective Representatives has independently verified the accuracy or completeness of this information and cannot assure you of the data’s accuracy or completeness. Some data are also based on the Company’s good faith estimates, which are derived from both internal sources and the third - party sources. None of the Company or its Representatives make any representation or warranty with respect to the accuracy of such information. The Company expressly disclaims any responsibility or liability for any damages or losses in connection with the use of such information herein. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement, prospectus, proxy statement or other report or document to be filed or furnished by the Company. Trademarks and Intellectual Property All trademarks, service marks, and trade names of the Company and its respective affiliates used herein are trademarks, service marks, or registered trade names of the Company or its respective affiliate, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names.

Next - Gen Entertainment ð Stablecoin DAT One - stop short drama platform delivering binge - worthy, mobile - first entertainment to global audiences Strategic accumulation of high - quality digital assets including BTC and leading stablecoin’s governance token

Next - Gen Entertainment ð DAT

FlexTV Original + Series 1 Total Revenue 2 Market Value of Digital Assets 2 Gross Margin 2 100+ $20.9M $8.9M 5M+ ~ 55% 7,600+ Short Drama Series 1 Period Active User 2, 3 Note: 1. As of Nov 30 th , 2025. 2. As of Sep 30 th , 2025, for the nine months ended September 30, 2025. 3. An active user is defined as a user who has downloaded and opened FlexTV app at least once in the period 2025 Q3 Operational Highlights

2025 Q3 Financial Performance Briefing Note: 1. A Period Active User (PAU) is defined as a user who has downloaded and opened FlexTV app at least once. For the nine months ended September 30, 2025, the PAU is calculated at the total of nine months PAU. 2. Average Revenue per User (ARPU) is defined as average membership and top - up streaming services revenue generated by each active user in one period. 3. A Period Paying User (PPU) is defined as a user who has registered for a membership or topping up, provided a method of payment, and is entitled to access FlexTV services. This membership or topping up does not include participation in free trials or other promotional offers extended by the company to new users. For the nine months ended September 30, 2025, the PPU is calculated at the total of nine monthly PPU. 4. Average Revenue per Paying User (ARPPU) is defined as average membership and top - up streaming services revenue generated by each paying user in one period. Total Revenue Period Active Users (PAU) 1 Average Revenue per User (ARPU) 2 Average Revenue per Paying User (ARPPU) 4 Period Paying Users (PPU) 3 Content Licensing In - App Advertising In - App Purchase

United States and Canada 32.9% Asia - Pacific 38.5% Europe, Middle East and Africa 22.4% Latin America 6.3% United States and Canada 13.3% Asia - Pacific 42.6% Europe, Middle East and Africa 30.7% Latin America 13.5% 2025 Q3 Revenue and User Regional Breakdown Note: For the nine months ended September 30, 2025, the PAU is calculated at the total of nine months PAU. A Period Active User (PAU) is defined as a user who has downloaded and opened FlexTV app at least once.

Vertical Short Drama

Global Short Drama Market 5.5 8.0 56.6 2021 A 2022 A Source: WISE GUY Reports, YH Research 2023 A 2024 A 2025 E 2026 E 2027 E 2028 E 2029 E Global Short Drama Market Size ͣ $billion ͤ and . It is ▪ Global short drama market size was estimated at expected to reach , representing a five year

FlexTV Overview FlexTV Home Page FlexTV Original+ FlexTV , the flagship product of Mega Matrix Inc. (NYSE American : MPU), is a global leader in short - form vertical drama technology . As the first short drama company publicly listed in the U . S . , MPU is advancing its growth through a dual - engine strategy of content production and global distribution, with the goal of building a full - stack content ecosystem encompassing original IP development, AI oriented efficient production, intelligent distribution, user acquisition, and IP commercialization . FlexTV features 7 , 600 + short - drama series and has produced 100 + original series , covering a wide range of high - demand genres and localized into 15 languages . Supported by robust in - house production capabilities, an efficient multi - language localization pipeline, and an expanding global distribution network, FlexTV reaches more than 10 million users across 100 + countries .

FlexTV’s Global Presence ▪ FlexTV App is available in globally, covering England Spanish

Production x Distribution Growth Strategy

Mega Matrix
NYSE American: MPU

FlexTV Flagship APP

Distribution Platform – Reaching Audiences at Scale

- **Flagship App**
  FlexTV app specifically designed for short dramas, optimized for vertical viewing and high frequency engagement
- **Data Driven Personalization**
  Data driven content recommendation engines ensure each user receives content that fits their preferences and behavior
- **Localized Experience**
  Tailored user interfaces, subtitles, and recommendation algorithms
- **Monetization Model**
  Supports diversified monetization through user recharges, ad revenue, subscription models and content licensing



Content Driven
Original Content Production
Production x Distribution
ONE-STOP
SHORT DRAMA PLATFORM
Distribution Platform
User Oriented

FlexTV Original+

Original Content Production – Creating High Quality Content

- **In House Studio Teams**
  Dedicated scriptwriters, directors, and production teams focused on crafting short dramas with high emotional impact
- **IP Development**
  We create original intellectual properties with franchising and licensing potential across regions and formats
- **Fast Turnaround, High Output**
  Agile production model enables us to respond quickly to market trends and audience feedback
- **Genre Diversity**
  From romance, suspense to fantasy and action, we produce a wide range of genres to appeal to different demographics

A One-stop Short Drama Production

Mega Matrix
NYSE American: MPU

We don't just create — we distribute

01 Creative & Content Development

- **In house Scriptwriters –** develop high retention storylines tailored to short drama format
- **Concept & Visual Design –** mood boards, lookbooks, visual tone established internally

02 Production & Filming

- **In house Producers & Line Producers –** coordinate shoots with agility and cost control
- **On set Teams –** efficient execution with trusted crews for fast turnaround

03 Post-Production

- **In house Editors skilled in short drama pacing —** emphasize emotional beats and clean narrative arcs within 3 minutes constraints
- **Sound Design & Color Grading –** provides quick-turn soundtracks, deliver polished masters optimized for different platforms

04 Localization & Global Readiness

- **Subtitling & Translators –** multilingual subtitling (EN/JP/ID/TH etc.), ready for global release
- **Cultural Adaptation –** tailor content tone for different markets to ensure emotional resonance and viewer relatability

05 User Acquisition & Content Promotion

- **Media Buyers & Creative Marketers** – produces performance creatives and manages ad buying across TikTok, Meta, YouTube, etc.
- **Data Driven Optimization –** iterate on content style and user retention

FlexTV Business Model z IAP Content Licensing IAA In - App Purchase ͣ IAP ͤ Subscription Episode Unlocking Pre - roll Ads Product Placement Banner Ads FlexTV Originals Remakes Rights Joint Premier In - App Advertising ͣ IAA ͤ Content Licensing

FlexTV’s Top Series

Mega Matrix
NYSE American: MPU

FlexTV Public Relations and Awards


GICC 2025
2025 年度

The 6th Global Internet CEO Conference (GICC)

MPU FlexTV Wins "Outstanding Overseas Pan-Entertainment Product of the Year" and "Overseas Brand of the Year"


FlexTV
FlexTV

The 6th Hainan International Film Festival

FlexTV won the "Best Overseas Platform" award in the DataEye Short Drama Ranking List


GICC 2024

The 5th Global Internet CEO Summit

FlexTV won the Gloden Sail Award for "Outstanding Pan-Entertainment Product 2024 "


FlexTV

The 2024 International Short Drama Festival

In UC Irvine, FlexTV Wins Dual Short Drama Awards at the 2024 International Short Drama Festival, advocates for the flourishing of Short Drama


FlexTV
AMERICAN FILM MARKET

45th American Film Market (AFM)

In Las Vegas, MPU Delivered a Speech at the 45th American Film Market FlexTV International Forum


FlexTV
apos
The Rise of Micro-Dramas:
Business Models & Future Trends

APOS 2024, Hosted by Media Partners Asia

In Indonesia, FlexTV offered insights about short drama industry in the session"The Rise of Short-Form Dramas: Business Models and Future Trends"

Mega Matrix Aims to

To Develop Digital Asset Treasury Strategy on Stablecoin and Governance Token Pairs

Note: 1. Standard Chartered: Stablecoin Market Could Grow to $2T by End - 2028 Source: https:// www.coindesk.com/markets/2025/04/15/stablecoin - market - could - grow - to - usd2t - by - end - 2028 - standard - chartered Stablecoin : Future of Digital Dollar

Market Cap 1 Monthly Transfer Volume 2 Monthly Active Addresses 3 Number of Holders Mass Adoption in Stablecoin Note: 1. Sum of circulating market cap of all tracked stablecoins as of Nov 30 th , 2025 2. Sum of value transferred on - chain across all tracked stablecoins in the past 30 days of Nov 30 th , 2025 3. Number of on - chain addresses that have transferred a tracked stablecoin in the past 30 days of Nov 30 th , 2025 Source: https://app.rwa.xyz/stablecoins

With Huge Growth Potential Source: Standard Chartered ”Stablecoins: The first killer app” (https://av.sc.com/corp - en/nr/content/docs/sc - stablecoins - the - first - killer - app.pdf) and just . As the sector becomes legitimized, a move to measure is feasible. Current Potential Current At present, stablecoins are equivalent in size to only 1% 1% Potential U.S. M2 Penetration FX Penetration

Dual Engines for Stability & Growth

$2.0B $ENA Market Cap 15B Total $ENA Supply $7.18B USDe Supply $1.34B USDtb Supply 19% sUSDe APY 2024 24 Chains Accepted 867K Users 5% sUSDe APY current Ethena is a Leading DeFi Protocol on Ethereum, Issuing Crypto - Native Digital Dollars, whose governance token is $ENA Source: CoinMarketCap, https://ethena.fi/ Note: as of Nov 30 th , 2025

▪ Ethena is the issuer of USDe, the 3rd largest digital dollar behind Tether (USDT) and Circle (USDC), and manages the issuance of USDtb, the 8th largest digital dollar. Source: DefiLlama.com as of Nov 30 th , 2025 Note: 1. While USDtb is issued by a third party, Ethena Labs created the architecture enabling USDtb and manages the issuance and redemption of USDtb under a services agreement with the issuer. USDe: The Largest DeFi - Native Stablecoin

- 3rd largest tokenized dollar asset - Offering relative stability to USD, without reliance on traditional banking - Peg stability supported via delta - neutral hedging of crypto assets - Revenue is generated from staking and funding rates - Collateral held in "Off - Exchange Settlement" solutions to minimize counterparty risk - 10th largest stablecoin - Backed by BlackRock’s USD Institutional Digital Liquidity Fund Token, BUIDL. - Seeks to maintain a USD peg through cash or cash - equivalent reserves, with 90% allocated to BUIDL for high stability and liquidity - Expected to be fully GENIUS Act compliant by Q4 2025 Tokenized Digital Dollar BUIDL - Backed Digital Dollar Source: https://docs.ethena.fi/how - usde - works; https://docs.ethena.fi/usdtb Ethena Stablecoins: USDe & USDtb

Web3 Wallets ▪ Ethena’s USDe is a crypto - native synthetic dollar utilizing spot assets as backing, on - chain custody, and centralized liquidity venues Centralized Exchanges OES Providers USDe Redeem Receive USDT USDe Mint Deposit USDT Protocol Source: https://docs.ethena.fi/how - usde - works How USDe Works

• Stablecoins and their Stablecoin Governance Tokens are a highly volatile asset, and MPU’s operating results may significantly fluctuate, including due to the highly volatile nature of the price of Stablecoins and their Stablecoin Governance Token and erratic market movements. • MPU operates in a highly competitive environment and will compete against other companies and other entities with similar strategies, including companies with significant holdings in Stablecoin Governance Token and other digital assets, and MPU’s business, operating results, and financial condition may be adversely affected if MPU is unable to compete effectively. • The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of MPU and adversely affect MPU’s securities. • MPU’s Stablecoin Governance Token holdings will be less liquid than its cash and cash equivalents and may not be able to serve as a source of liquidity for MPU. • MPU will face risks relating to the custody of Stablecoins and their Stablecoin Governance Token. If MPU or third - party service providers experience a security breach or cyberattack and unauthorized parties obtain access to MPU’s Stablecoins and Stablecoin Governance Tokens, MPU may lose some or all of its Stablecoins and Stablecoin Governance Tokens and MPU’s financial condition and results of operations could be materially adversely affected. • MPU’s Stablecoins and Stablecoin Governance Tokens acquisition strategy exposes MPU to risk of non - performance of counterparties, including in particular risks relating to Ethena, hyperliquid and sky including as a result of the inability or refusal of a counterparty to perform because of a deterioration in the relationship between MPU and such counterparty or the counterparty’s financial condition and liquidity and for any other reason. • Stablecoins, Stablecoin Governance Tokens and other digital assets are novel assets, which will expose MPU to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect MPU’s financial position, operations and prospects. • The regulatory regime for digital assets in the U.S. is uncertain. MPU may be unable to effectively react to proposed legislation and regulation of digital assets, which could adversely affect its business. • Stablecoin’s, Stablecoin Governance Token’s and other digital asset’s status as a “security” in any relevant jurisdiction, as well as the status of their related products and services in general is subject to a high degree of uncertainty and if MPU is unable to properly characterize such product or service offering, MPU may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect MPU’s business, operating results, and financial condition. • Regulatory changes classifying Stablecoins, Stablecoin Governance Tokens and other digital assets as a “security” could lead MPU to be classified as an “investment company” under the Investment Company Act of 1940 , as amended, and could adversely affect the market price of such crypto assets and the market price of MPU’s securities . • Changes in laws or regulations, or a failure to comply with any laws or regulations, including any applicable financial industry regulation, could have a material adverse impact on us and our activities .

Mega Matrix Inc. (NYSE American: MPU) 21 Floor, 88 Market Street, CapitaSpring, Singapore 048948 ir@megamatrix.io